SCHEDULE 13D

Amendment No.0
Sepracor Incorporated
common stock
Cusip #817315104


Cusip # 817315104
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	59,400
Item 8:	None
Item 9:	2,886,190
Item 10:	None
Item 11:	3,378,240
Item 13:	11.83%
Item 14:	HC

RE-REVISED 13D

PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the common stock, $0.00 par value (the "Shares") of Sepracor Incorporated, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 111 Locke Drive, Marlborough, MA
01757.

Item 2.	Identity and Background.

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). A separate Schedule 13D is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity, with certain common shareholders. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities. Various foreign-based subsidiaries of FIL are also engaged in investment management. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR. Mr. Johnson 3d is the Chairman of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	In addition, a partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR and FIL. FMR and FIL are separate and independent corporate entities. FMR and FIL are managed independently and their boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by eighteen of the Fidelity Funds, twelve of the Accounts, and by Fidelity International Limited, through its subsidiaries and affiliates.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the Shares held by the other corporations need not be aggregated for purposes of Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the Shares are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	The Fidelity Funds own 2,826,790 Shares, the cost of which is $166,023,789.07. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. The attached Schedule B sets forth Shares purchased and/or sold since October 20, 1998.

	The Accounts of FMTC own 59,400 Shares, the cost of which is $2,607,272.21. The Accounts of FMTC used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. The attached Schedule B sets forth Shares purchased and/or sold since October 20, 1998.

	The International Funds and accounts own 492,050 Shares, the cost of which is $265,557,029.05. The International Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds.

Item 4.	Purpose of Transaction.

	The purpose of Fidelity and FMTC in having the Fidelity Funds and the Accounts purchase Shares (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts.

	Fidelity and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Although Item 5 assumes that FMR, Fidelity, FMTC, and FIL beneficially own all 3,378,240 Shares, reference is made to Item
2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through Fidelity, as investment
advisor to the Fidelity Funds, 2,826,790 Shares, or approximately 9.90% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 59,400 Shares, or approximately 0.21% of the outstanding Shares of the Company.
FIL beneficially owns, as investment advisor to the International Funds, 492,050 Shares, or approximately 1.72% of the outstanding Shares of the Company. Neither FMR, Fidelity, FMTC, Edward C.
Johnson 3d, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, FMTC, and FIL are 3,378,240 Shares, or approximately 11.83% of the outstanding Shares of the Company.

	(b)	FMR, through is control of Fidelity, investment advisor
to the Fidelity Funds, and the Funds each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 2,826,790 Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds'
Board of Trustees. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole dispositive power over 59,400 Shares and sole power to vote or to direct the voting of 59,400 Shares, and no power to vote or to direct the voting of 0 Shares owned by the Accounts.

	(c)	Except as set forth in Schedule B, neither FMR, or any
of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	Neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	The Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securities.



Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	February 5, 1999	By:	/s/Eric D.
Roiter
	Eric D. Roiter
	VP & Genl Counsel
	Duly authorized under Power of
	Attorney dated December 30,
1997
	by and on behalf of FMR Corp.
	and its direct and indirect
subsidiaries




SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

	POSITION WITH	PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	CEO, Director &
	Director & Chairman
Chairman of the	of the Board FMR Co.
Board FMR Corp.	FMR (Far East) Inc.
		FMR (UK) Inc. & FIL.

J. Gary Burkhead	Director and Vice Chairman	Director
FMTC			of FMR Corp.
	Institutional Services Co.
		President, FIIS Co.
Inc.

James C. Curvey	Director and Vice Chairman,	President
and Chief Operating 		of FMR Corp.
	Officer, FMR

William L. Byrnes	Director, FMR Corp.	Director, Fidelity
International
	Ltd.

Abigail P. Johnson	Director, FMR Corp.	Director, Fidelity
Management
		Trust Company;
Senior Vice
		President, FMR Co.

George A. Vanderheiden	Director, FMR Corp.
	Senior Vice President, Fidelity
	Management & Research
	Company; Senior Vice
		President, Fidelity
Management
		Trust Company

Stephen P. Jonas	Executive Vice President, 	Executive
Vice President,
	Chief Financial Officer, FMR	Chief
Financial Officer, FMR
	Corp.	Corp.

David C. Weinstein	Executive Vice President,	Executive
Vice President,
Administration and 	Administration and
Government
Government Affairs, FMR 	Affairs, FMR
Corp.
Corp.


SCHEDULE B


Sepracor Incorporated

Sixteen Fidelity Fund(s) purchased Shares since October 20, 1998 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE
10/20/98	            900 	      66.6415
10/20/98	            300 	      67.0000
10/20/98	        51,700 	      66.6415
10/20/98	        15,200 	      67.0000
10/20/98	            200 	      66.6415
10/20/98	            100 	      67.0000
10/20/98	          6,900 	      66.6415
10/20/98	          2,000 	      67.0000
10/20/98	          8,300 	      66.6415
10/20/98	          2,400 	      67.0000
10/21/98	            800 	      65.3029
10/21/98	            300 	      65.1250
10/21/98	        49,500 	      65.3029
10/21/98	        15,200 	      65.1250
10/21/98	            200 	      65.3029
10/21/98	            100 	      65.1250
10/21/98	          6,600 	      65.3029
10/21/98	          2,000 	      65.1250
10/21/98	          7,900 	      65.3029
10/21/98	          2,400 	      65.1250
10/22/98	            700 	      65.6761
10/22/98	            100 	      65.6250
10/22/98	        41,900 	      65.6761
10/22/98	          7,600 	      65.6250
10/22/98	            100 	      65.6761
10/22/98	            100 	      65.6250
10/22/98	          5,500 	      65.6761
10/22/98	          1,000 	      65.6250
10/22/98	          6,800 	      65.6761
10/22/98	          1,200 	      65.6250
10/23/98	          1,600 	      63.9400
10/23/98	            100 	      64.0000
10/23/98	        95,300 	      63.9400
10/23/98	          7,600 	      64.0000
10/23/98	            300 	      63.9400
10/23/98	            100 	      64.0000
10/23/98	        12,500 	      63.9400
10/23/98	          1,000 	      64.0000
10/23/98	        15,300 	      63.9400
10/23/98	          1,200 	      64.0000
10/26/98	          2,800 	      65.1250
10/26/98	          4,100 	      65.6250
10/26/98	            600 	      65.1250
10/26/98	            400 	      65.6250
10/26/98	        21,600 	      65.1250
10/26/98	          5,500 	      65.6250
10/27/98	        32,200 	      63.7330
10/27/98	          1,100 	      65.5000
10/27/98	          2,300 	      63.7330
10/27/98	            300 	      65.5000
10/27/98	        19,400 	      63.7330
10/27/98	          8,600 	      65.5000
10/29/98	          5,000 	      65.6250
10/30/98	          8,300 	      65.7500
10/30/98	        16,700 	      66.2500
10/30/98	          1,700 	      65.7500
10/30/98	          3,300 	      66.2500
10/30/98	        25,000 	      68.2500
10/30/98	          5,000 	      68.2500
11/02/98	        15,900 	      68.7500
11/02/98	          9,100 	      69.7500
11/02/98	        24,100 	      68.7500
11/02/98	            900 	      69.7500
11/03/98	        15,900 	      69.2589
11/03/98	          9,100 	      68.3750
11/03/98	        19,100 	      69.2589
11/03/98	            900 	      68.3750
11/04/98	        10,000 	      69.6250
11/05/98	          3,000 	      69.2500
11/06/98	        10,000 	      74.0000
11/12/98	        10,000 	      74.8125
11/18/98	        25,000 	      73.0125
11/19/98	        17,500 	      74.8863
11/19/98	        12,800 	      74.1250
11/19/98	            100 	      74.8863
11/19/98	            100 	      74.1250
11/19/98	            200 	      74.8863
11/19/98	            100 	      74.1250
11/19/98	          5,400 	      74.8863
11/19/98	          3,900 	      74.1250
11/19/98	          1,400 	      74.8863
11/19/98	          1,000 	      74.1250
11/19/98	          2,900 	      74.8863
11/19/98	          2,100 	      74.1250
11/20/98	        15,900 	      80.0750
11/20/98	          6,400 	      79.5000
11/20/98	        12,800 	      74.8750
11/20/98	        12,800 	      74.1250
11/20/98	            100 	      80.0750
11/20/98	            100 	      79.5000
11/20/98	            100 	      74.8750
11/20/98	            100 	      74.1250
11/20/98	            200 	      80.0750
11/20/98	            100 	      79.5000
11/20/98	            100 	      74.8750
11/20/98	            100 	      74.1250
11/20/98	          4,900 	      80.0750
11/20/98	          1,900 	      79.5000
11/20/98	          3,900 	      74.8750
11/20/98	          3,900 	      74.1250
11/20/98	          1,300 	      80.0750
11/20/98	            500 	      79.5000
11/20/98	          1,000 	      74.8750
11/20/98	          1,000 	      74.1250
11/20/98	          2,600 	      80.0750
11/20/98	          1,000 	      79.5000
11/20/98	          2,100 	      74.8750
11/20/98	          2,100 	      74.1250
11/23/98	            800 	      83.1250
11/23/98	        12,800 	      82.5000
11/23/98	            400 	      83.1250
11/23/98	            100 	      82.5000
11/23/98	            500 	      83.1250
11/23/98	            100 	      82.5000
11/23/98	            100 	      83.1250
11/23/98	        18,300 	      83.1250
11/23/98	          3,900 	      82.5000
11/23/98	          4,800 	      83.1250
11/23/98	          1,000 	      82.5000
11/23/98	            100 	      83.1250
11/23/98	          2,100 	      82.5000
11/24/98	            600 	      81.5000
11/24/98	            900 	      81.5000
11/24/98	        11,700 	      81.5000
11/24/98	          6,800 	      81.5000
11/25/98	          1,500 	      81.8750
11/25/98	          2,200 	      81.8750
11/25/98	        16,300 	      81.8750
11/27/98	            800 	      81.7500
11/27/98	          1,100 	      81.7500
11/27/98	          8,100 	      81.7500
11/30/98	            100 	      82.2750
11/30/98	            800 	      82.0625
11/30/98	            100 	      82.2750
11/30/98	          1,100 	      82.0625
11/30/98	            800 	      82.2750
11/30/98	          8,100 	      82.0625
12/01/98	        10,000 	      80.2813
12/01/98	            300 	      79.0000
12/02/98	          1,000 	      80.7500
12/02/98	            200 	      80.7500
12/02/98	          8,800 	      80.7500
12/03/98	            700 	      82.0938
12/03/98	            100 	      83.0938
12/03/98	        11,200 	      82.0938
12/04/98	        20,000 	      83.3750
12/07/98	          8,600 	      88.0000
12/07/98	          1,400 	      88.0000
12/10/98	        10,000 	      85.3750
12/17/98	            100 	      85.9375
12/17/98	        16,200 	      85.8438
12/22/98	        15,000 	      83.8333
12/23/98	        10,000 	      85.0621
12/23/98	          1,700 	      85.0621
12/28/98	              20 	      85.0000
12/29/98	        25,000 	      82.8660
12/30/98	        25,000 	      83.4875
01/04/99	        34,800 	      89.5625
01/04/99	        10,000 	      89.8750
01/05/99	        20,000 	      91.6562
01/06/99	          7,500 	      92.4342
01/11/99	          4,300 	      90.2500
01/11/99	          5,700 	      91.1250
01/11/99	            300 	      91.3750
01/11/99	          6,300 	      91.3750
01/11/99	        24,700 	      91.2000
01/11/99	        10,000 	      91.0000
01/11/99	          1,000 	      91.3750
01/11/99	        10,700 	      90.2500
01/11/99	        14,300 	      91.1250
01/12/99	            500 	      91.6667
01/12/99	            100 	      92.0000
01/12/99	        11,400 	      91.6667
01/12/99	          3,000 	      92.0000
01/12/99	        18,100 	      91.6670
01/12/99	          6,900 	      92.0000
01/13/99	          3,000 	      89.5000
01/13/99	          2,900 	      91.0000
01/13/99	          3,500 	      91.4171
01/13/99	        10,500 	      89.5000
01/13/99	        10,000 	      91.0000
01/13/99	        16,100 	      91.4171
01/13/99	          3,500 	      89.5000
01/13/99	          3,500 	      91.0000
01/13/99	          8,000 	      89.5000
01/13/99	          7,800 	      91.0000
01/13/99	          9,200 	      91.4171
01/14/99	          5,000 	      94.5000
01/14/99	        10,000 	      94.7500
01/14/99	        10,000 	      93.6250
01/15/99	          5,200 	      94.5592
01/15/99	          1,600 	      93.5000
01/15/99	              30 	      95.7500
01/15/99	        19,100 	      94.5592
01/15/99	          5,900 	      93.5000
01/15/99	          8,000 	      94.5592
01/15/99	          2,500 	      93.5000
01/19/99	          1,100 	      98.5000
01/19/99	          1,700 	      99.1250
01/19/99	          1,200 	      99.1250
01/19/99	          7,100 	      98.5000
01/19/99	        10,700 	      99.1250
01/19/99	          7,200 	      99.1250
01/19/99	          1,800 	      98.5000
01/19/99	          2,600 	      99.1250
01/19/99	          1,800 	      99.1250
01/20/99	          5,000 	      98.7500
01/20/99	        10,000 	     101.5000
01/20/99	        10,000 	     101.6250
01/21/99	          8,000 	     101.0000
01/21/99	          6,500 	     101.0000
01/21/99	          5,000 	     103.0000
01/21/99	          4,200 	     101.0000
01/21/99	          1,300 	     101.0000
01/22/99	          2,400 	      98.5000
01/22/99	          2,400 	      98.5000
01/22/99	        12,600 	      98.5000
01/22/99	          7,200 	      98.5000
01/22/99	            400 	      98.5000
01/27/99	              20 	     104.5000

SCHEDULE B

Sepracor Incorporated

Ten Fidelity Fund(s) sold Shares since October 20, 1998 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE
10/20/98	          3,000 	      67.0000
10/20/98	        15,200 	      67.0000
10/20/98	            100 	      67.0000
10/20/98	          2,000 	      67.0000
10/20/98	          2,400 	      67.0000
10/21/98	            300 	      65.1250
10/21/98	        15,200 	      65.1250
10/21/98	            100 	      65.1250
10/21/98	          2,000 	      65.1250
10/21/98	          2,400 	      65.1250
10/22/98	            100 	      65.6250
10/22/98	          7,600 	      65.6250
10/22/98	            100 	      65.6250
10/22/98	          1,000 	      65.6250
10/22/98	          1,200 	      65.6250
10/23/98	            100 	      65.0000
10/23/98	          7,600 	      64.0000
10/23/98	          7,600 	      64.0000
10/23/98	            100 	      64.0000
10/23/98	          1,000 	      64.0000
10/23/98	          1,200 	      64.0000
10/26/98	          4,100 	      65.6250
10/26/98	            400 	      65.6250
10/26/98	          5,500 	      65.6250
10/27/98	          1,100 	      65.5000
10/27/98	            300 	      65.5000
10/27/98	          8,600 	      65.5000
10/30/98	        16,700 	      66.2500
10/30/98	          3,300 	      66.2500
11/02/98	          9,100 	      69.7500
11/02/98	            900 	      69.7500
11/03/98	          9,100 	      68.3750
11/03/98	            900 	      68.3750
11/04/98	        10,000 	      69.6250
11/05/98	            400 	      68.5313
11/05/98	            110 	      68.7500
11/05/98	          1,600 	      68.5313
11/05/98	            400 	      68.7500
11/06/98	        10,000 	      74.0000
11/09/98	        10,000 	      74.7500
11/09/98	        10,000 	      76.2500
11/10/98	        10,000 	      75.1563
11/11/98	        20,000 	      75.8937
11/16/98	        21,500 	      70.8688
11/16/98	        28,500 	      70.8688
11/19/98	        12,800 	      74.1250
11/19/98	            100 	      74.1250
11/19/98	            100 	      74.1250
11/19/98	          3,900 	      74.1250
11/19/98	          1,000 	      74.1250
11/19/98	          2,100 	      74.1250
11/20/98	        12,800 	      74.8750
11/20/98	          6,400 	      79.5000
11/20/98	            100 	      74.8750
11/20/98	            100 	      79.5000
11/20/98	            100 	      74.8750
11/20/98	            100 	      79.5000
11/20/98	          3,900 	      74.8750
11/20/98	          1,900 	      79.5000
11/20/98	          1,000 	      74.8750
11/20/98	            500 	      79.5000
11/20/98	          2,100 	      74.8750
11/20/98	          1,000 	      79.5000
11/20/98	        12,800 	      74.1250
11/20/98	            100 	      74.1250
11/20/98	            100 	      74.1250
11/20/98	          3,900 	      74.1250
11/20/98	        10,000 	      74.1250
11/20/98	          2,100 	      74.1250
11/23/98	        12,800 	      82.5000
11/23/98	            100 	      82.5000
11/23/98	            100 	      82.5000
11/23/98	          3,900 	      82.5000
11/23/98	          1,000 	      82.5000
11/23/98	          2,100 	      82.5000
11/23/98	            600 	      81.1250
11/24/98	            600 	      81.5000
11/24/98	            900 	      81.5000
11/24/98	        11,700 	      81.5000
11/24/98	          6,800 	      81.5000
11/25/98	          1,500 	      81.8750
11/25/98	          2,200 	      81.8750
11/25/98	        16,300 	      81.8750
11/27/98	            800 	      81.7500
11/27/98	          1,100 	      81.7500
11/27/98	          8,100 	      81.7500
11/30/98	            800 	      82.0625
11/30/98	          1,100 	      81.0625
11/30/98	          8,100 	      82.0625
12/04/98	        20,000 	      83.3750
12/07/98	          8,600 	      88.0000
12/07/98	        34,500 	      90.5625
12/07/98	        10,900 	      89.8125
12/07/98	        10,600 	      86.7043
12/07/98	        12,300 	      89.8125
12/07/98	          5,100 	      89.0000
12/07/98	          1,400 	      88.0000
12/07/98	          5,500 	      90.5625
12/07/98	          1,800 	      89.8125
12/07/98	          1,700 	      86.7043
12/08/98	          4,300 	      87.0000
12/08/98	          5,000 	      86.7500
12/08/98	        15,000 	      86.5000
12/08/98	            700 	      87.0000
12/09/98	          8,700 	      87.5000
12/09/08	        54,000 	      88.4241
12/09/98	        19,200 	      88.7500
12/09/98	          9,900 	      87.5000
12/09/98	          2,600 	      88.7500
12/09/98	          7,500 	      88.4241
12/09/98	          1,400 	      87.5000
12/09/98	          3,100 	      88.7500
12/09/98	          8,600 	      88.4241
12/11/98	          8,600 	      86.1875
12/11/98	        20,000 	      85.0625
12/11/98	          1,400 	      86.1875
12/14/98	        20,000 	      84.0625
12/15/98	        20,000 	      83.8125
12/16/98	        10,800 	      86.1125
12/16/98	        20,000 	      85.2188
12/16/98	          1,700 	      86.1125
12/17/98	        47,400 	      86.1819
12/17/98	        20,000 	      86.0000
12/17/98	          7,600 	      86.1819
12/18/98	          8,600 	      86.0000
12/18/98	        10,000 	        8.7500
12/18/98	        10,000 	      86.1250
12/18/98	          1,400 	      86.0000
12/21/98	          2,100 	      86.1875
12/21/98	          2,600 	      86.1875
12/21/98	        17,400 	      84.2680
12/21/98	            300 	      86.1875
12/28/98	        10,000 	      85.7500
12/29/98	          6,900 	      84.8913
12/31/98	        20,000 	      86.2813
12/31/98	        10,000 	      88.3750
01/04/99	        10,000 	      89.8750
01/05/99	        10,000 	      90.0000
01/06/99	          6,900 	      91.7500
01/06/99	          1,900 	      91.7500
01/06/99	          1,200 	      91.7500
01/07/99	          1,900 	      93.0000
01/07/99	        10,700 	      93.0000
01/07/99	            300 	      93.0000
01/07/99	          1,700 	      93.0000
01/07/99	          4,200 	      92.9643
01/07/99	          1,500 	      93.0000
01/07/99	        10,000 	      92.2500
01/07/99	          5,000 	      92.8750
01/07/99	        14,300 	      93.0000
01/07/99	            400 	      93.0000
01/07/99	          1,300 	      93.0000
01/07/99	          9,000 	      93.0000
01/07/99	          2,800 	      92.9643
01/07/99	          1,000 	      93.0000
01/07/99	          9,700 	      93.0000
01/08/99	        20,000 	      92.8750
01/08/99	        11,700 	      92.8750
01/08/99	          1,000 	      92.8750
01/11/99	            300 	      91.3750
01/11/99	        27,900 	      91.0000
01/11/99	          6,300 	      91.3750
01/11/99	          8,600 	      91.0000
01/11/99	          5,700 	      91.1250
01/11/99	        14,300 	      91.1250
01/11/99	          4,500 	      91.0000
01/11/99	          1,000 	      91.3750
01/11/99	          1,400 	      91.0000
01/12/99	            100 	      92.0000
01/12/99	          3,000 	      92.0000
01/12/99	          6,900 	      92.0000
01/13/99	            800 	      91.0000
01/13/99	          3,000 	      89.5000
01/13/99	          2,900 	      91.0000
01/13/99	        10,500 	      89.5000
01/13/99	        10,000 	      91.0000
01/13/99	          8,000 	      89.5000
01/13/99	          7,800 	      91.0000
01/13/99	          3,500 	      89.5000
01/13/99	          3,500 	      91.0000
01/14/99	        10,000 	      94.7500
01/14/99	        10,000 	      93.6250
01/14/99	        10,000 	      93.3750
01/15/99	          1,600 	      93.5000
01/15/99	          5,900 	      93.5000
01/15/99	          2,500 	      93.5000
01/19/99	          1,700 	      99.1250
01/19/99	          1,200 	      99.1250
01/19/99	        10,700 	      99.1250
01/19/99	          7,200 	      99.1250
01/19/99	          4,800 	      98.7500
01/19/99	          2,600 	      99.1250
01/19/99	          1,800 	      99.1250
01/20/99	        10,000 	     101.5000
01/20/99	        10,000 	     101.6250
01/20/99	        10,000 	     102.2187
01/21/99	          8,000 	     101.0000
01/21/99	        25,000 	     101.0800
01/21/99	          6,500 	     101.0000
01/21/99	        20,000 	     103.7500
01/21/99	        20,400 	     101.0800
01/21/99	          4,200 	     101.0000
01/21/99	        13,100 	     101.0800
01/21/99	          1,300 	     101.0000
01/21/99	          4,000 	     101.0800
01/22/99	          2,400 	      98.5000
01/22/99	          7,600 	      98.6087
01/22/99	          2,400 	      98.5000
01/22/99	          7,700 	      98.6087
01/22/99	        12,600 	      98.5000
01/22/99	        40,500 	      98.6087
01/22/99	          7,200 	      98.5000
01/22/99	        22,800 	      98.6087
01/22/99	            400 	      98.5000
01/22/99	          1,200 	      98.6087
01/25/99	        10,000 	      99.5000
01/26/99	        20,000 	     103.8125

SCHEDULE B

Sepracor Incorporated

One Fidelity Fund(s) purchased Sepracor 6.25% CSD 2/15/05 144A since October 20,
1998 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE
12/09/98	400,000		$199.7705

SCHEDULE B

Sepracor Incorporated

Two Fidelity Fund(s) sold Sepracor 6.25% CSD 2/15/05 144A since October 20,
1998 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE
10/23/98	350,000	$154.0000
10/27/98	250,000	150.5000
10/27/98	250,000	147.0000
10/28/98	700,000	143.9500
11/17/98	500,000	165.7500
12/07/98	2,000,000	203.0710
01/04/99	2,500,000	201.3840
01/15/99	2,500,000	211.6766
01/19/99	250,000	220.8150

SCHEDULE B

Sepracor Incorporated

One Fidelity Fund(s) purchased Sepracor 7% CSD 12/15/05 144A since October 20,
1998 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE
01/15/99	2,000,000		$103.3750

SCHEDULE B

Sepracor Incorporated
Three Account(s) purchased Shares since October 20, 1998 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE
12/15/98	          8,800 	      83.8438
12/18/98	          3,100 	      84.9375
12/23/98	          2,200 	      85.0625
01/27/99	          1,500 	     103.8750

SCHEDULE B

Sepracor Incorporated

Seven Accounts sold Shares since October 20, 1998 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions.

	DATE	SHARES	PRICE
11/11/98	            600 	      75.2500
11/12/98	          2,000 	      73.6250
12/15/98	          8,800 	      83.8438
12/15/98	          1,200 	      83.8438
12/16/98	          1,400 	      84.3750
12/18/98	          3,100 	      84.9375
12/18/98	          2,900 	      84.9063
12/21/98	          3,100 	      83.8125
12/21/98	            400 	      66.5000
12/23/98	          1,400 	      84.0938